# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celldex Therapeutics, Inc., CIK 0000744218
CUSIP: 15117B202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Perryville III Building, 53 Frontage Road, Suite 220, Hampton, New Jersey (NJ), 08827
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-112821
Filed by CIK 0001674546

## Reporting persons
- Bellevue Group AG: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (1.5% of the class)
  Comment: The percentage set forth in Row 11 is calculated based on 78,492,072 shares of Common Stock deemed outstanding.
  
  This Amendment No. 1 constitutes an exit filing for the Reporting Person as the Reporting Person owns less than five percent (5%) of the common shares of the Issuer.
- Bellevue Asset Management AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (1.5% of the class)
  Comment: The percentage set forth in Row 11 is calculated based on 78,492,072 shares of Common Stock deemed outstanding.
  
  This Amendment No. 1 constitutes an exit filing for the Reporting Person as the Reporting Person owns less than five percent (5%) of the common shares of the Issuer.

## Item 1. Issuer
Name of issuer: Celldex Therapeutics, Inc.
Address of issuer's principal executive offices: Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827

## Item 2. Person Filing
Name of person filing: Bellevue Group AG ("Bellevue") on behalf of its wholly-owned subsidiary, Bellevue Asset Management AG ("BAM AG")
Address of principal business office or, if none, residence:
Bellevue: Theaterstrasse 12, Zurich, Switzerland, CH-8001
BAM AG: Theaterstrasse 12, Zurich, Switzerland, CH-8001
Citizenship:
Bellevue: Switzerland
BAM AG: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Swiss Financial Market Supervisory Authority (FINMA)

## Item 4. Ownership
Amount beneficially owned: 1,200,000
Percent of class: 1.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,200,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,200,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement is filed jointly by Bellevue and BAM AG. BAM AG is a wholly-owned subsidiary of Bellevue.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bellevue Group AG: /s/ Stefano Montalbano, Stefano Montalbano/ Chief Financial Officer (05/11/2026)
- Bellevue Group AG: /s/ Christoph Eisenring, Christoph Eisenring/ Head Legal & Compliance (05/11/2026)
- Bellevue Asset Management AG: /s/ Christoph Eisenring, Christoph Eisenring/ Head Legal & Compliance (05/11/2026)
- Bellevue Asset Management AG: /s/ Ivo Betschart, Ivo Betschart/Chief Finance & Controlling (05/11/2026)